02058836

SEC file number 1-15178

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002 .

FLETCHER BUILDING LIMITED

(Translation of Registrant's Name Into English)

810 GREAT SOUTH ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER BUILDING LIMITED

Date: 19 September 2002

M C FARRELL
COMPANY SECRETARY

NOT FOR RELEASE IN THE UNITED STATES

FLETCHER BUILDING ANNOUNCES ACQUISITION OF MAJOR AUSTRALIAN BUILDING PRODUCTS GROUP

Auckland, 18 September 2002 - Fletcher Building Limited today announces a significant expansion through an agreement to purchase The Laminex Group, Australia's leading manufacturer and marketer of decorative laminates and decorated woodpanels for use in commercial and residential applications.

The Chief Executive Officer, Mr Ralph Waters, said the purchase would provide Fletcher Building with a substantial and high-quality exposure to the Australian residential and commercial building industries. "The Laminex Group is a highly successful operation with strong market positions across its product range and throughout Australia," Mr Waters said. "It also has export markets in Asia and a manufacturing and marketing position in the New Zealand market. The business has performed very strongly in recent years through internal growth and acquisition, and by taking the lead in a substantial rationalisation of the industry. We believe it has excellent prospects for continued strong performance."

The Laminex Group is to be purchased from the Amatek Holdings Group, whose principal shareholders are investors managed by CVC Capital Partners Europe and DLJMB Merchant Banking II Inc. The price agreed for the acquisition is A$645 million (NZ$754 million at yesterday's closing exchange rate), with an additional payment of up to A$20 million contingent on performance in the first period under Fletcher Building's ownership. No additional payment is due unless earnings before interest, tax, depreciation and amortisation (EBITDA) for the 30 June 2003 financial year exceed A$95 million. Full payment of the additional A$20 million consideration is made if EBITDA exceeds A$105 million for that year.

Mr Waters said the purchase of The Laminex Group would fulfil Fletcher Building's strategic requirement for growth combining its knowledge of the building industries with geographical diversification. "This has been a key objective for Fletcher Building," he said. "Our New Zealand operations have reached an excellent level of performance, and we expect this to continue in the near term. Geographical diversification addresses this issue, and also could serve as a natural hedge against the New Zealand business cycle.

"With this acquisition, our revenues will be sourced approximately 72 percent from New Zealand, 24 percent from Australia and the balance from elsewhere in the region, on a full year basis. We have limited our consideration of investment opportunities outside New Zealand to Australia because of the cultural fit and the fact that the operating environment there is familiar to us."

Mr Waters said the agreement to purchase The Laminex Group followed an extended period of research into a number of opportunities. "We have taken a patient approach with a view to identifying the right opportunity. We first became aware of the potential opportunity to purchase The Laminex Group in April 2002, and have since conducted extensive due diligence on the company. The company was due to be listed on the sharemarket in the coming months, but we have succeeded in negotiating a trade purchase. I am delighted to say that the acquisition comfortably satisfies all our investment criteria for strategic fit, size, price and return."

The Laminex Group

The Laminex Group is focused on the marketing, distribution and production of premium decorative surfaces in Australia and New Zealand. It has a portfolio of market leading brands including *Laminex*, *Formica* and *Formex*. For the 12 months ended 30 June 2002 revenue was A$608 million and EBITDA before unusual items was A$88 million .

The Australian operations also include the supply of a range of products (including panels, doors and vanity units) that complement the core product range, and the production and marketing of raw wood panels.

The company has six production facilities spanning the eastern and western states of Australia, and one plant in New Zealand. It has a national distribution network of 43 outlets in Australia, including 30 specialised service centres, and distribution throughout New Zealand (see below). The company exports customised wood panel products to a network of regular customers in Asia.

Further information on The Laminex Group is attached as a separate document.

Mr Waters said The Laminex Group was an ideal acquisition for Fletcher Building. "It has built a very strong and profitable position through the efforts of its management team in new product and marketing initiatives and strategic acquisitions – namely the Formica business, which was purchased from the CSR group; and Wesfi, a Western Australia-based company with integrated medium density fibreboard and particleboard manufacturing operations."

The Laminex Group has Australian market shares of approximately 80 percent in decorated medium density fibreboard and 45 percent in decorated particleboard. It also has export markets that contributed 14 percent of its total revenue in the 2002 year.

Strategic fit

"The Laminex Group is in an industry sector that Fletcher Building has been involved in for 30 years and thus understands very well," Mr Waters said. "We have more than NZ$300 million of turnover in directly related businesses in New Zealand through Fletcher Wood Panels, which produces a range of medium density fibreboard, particleboard and related products at plants in Taupo, Kumeu and Penrose and through Scott Panel and Hardware which is a New Zealand distributor of the Laminex and Formica brands."

Mr Waters said that, with manufacturing in New Zealand and Australia, and with exports from both countries to the wider region, there was clear potential for synergies to be created as the businesses were integrated.

Funding

Funding for the acquisition is by a combination of bank debt and a placement of 43.7 million shares to institutional investors in New Zealand and Australia. Trading on the New Zealand and Australian stock exchanges was suspended at the company's request today, pending this announcement and the book-building process for the placement. The organising brokers are JB Were & Co and UBS Warburg. JBWere NZ have also been the company's financial advisors on the transaction.

The acquisition does not require a further equity raising by way of the issue of ordinary shares. The company will seek approval from shareholders, at the annual shareholders meeting scheduled for 12 November 2002, for a further issue of capital notes. This will be undertaken on the basis of a preferential subscription right for existing shareholders and capital note holders. Details of the issue, including the preferential subscription right, the timing and the size of the issue, have not yet been decided.

Mr Waters said the acquisition of The Laminex Group would be immediately positive to earnings per share, both before and after goodwill. Meanwhile, the strong performance of Fletcher Building's existing operations had continued into the current year, with earnings substantially ahead of those for the same period of last year. Based on unaudited management accounts, earnings before interest and tax for the two months to August 2002 are NZ$48 million compared to NZ$22 million in the same period last year. As noted in the annual profit announcement of 14 August 2002, the company still expects a continuation of strong demand conditions through the first half of this year before easing in the second half.

The purchase requires approval from the shareholders of Fletcher Building, which will be sought at the company's annual shareholders meeting. An explanatory memorandum on the proposal will be distributed to shareholders in late October. The acquisition is also subject to approval from the Australian Foreign Investment Review Board.

If approved, the acquisition will be settled in mid-November.

Further details on Fletcher Building Limited and The Laminex Group are available on their websites:

www.fletcherbuilding.com

www.thelaminexgroup.com.au

Contacts:

Ralph Waters
Chief Executive Officer
Phone: +64 9 525 9169
Fax: +64 9 525 9032

Bill Roest
Chief Financial Officer
Phone: +64 9 525 9165
Fax: +64 9 525 9032

Fletcher Building is a New Zealand based building materials manufacturer and distributor with operations in concrete, steel, plasterboard, panel products, aluminium extrusion and residential and commercial construction. Outside New Zealand, the group has operations in Australia, the South Pacific, South America and India. Revenue for the year ended 30 June 2002 was NZ$2.9 billion, and earnings before interest, tax and unusual items were NZ$205 million.

End

BACKGROUND INFORMATION

BUSINESS OVERVIEW

The Laminex Group is Australia's leading marketer, distributor and producer of decorative laminates and decorated woodpanels for use in commercial and residential applications. It has a portfolio of market leading brands including *Laminex*, *Formica* and *Formex*.

It also supplies associated products such as natural timber veneer panels, cabinet doors and vanity units which complement its core product range; and produces raw woodpanels, which are an input for its decorated woodpanels and allow it to market a complete range of premium and trade products.

It has a national network of 43 distribution points in Australia, including 30 Laminex Group Service Centres, and a number of third party distribution arrangements. It also has a manufacturing plant and national distribution in New Zealand, where Fletcher Building is a licensed distributor of *Laminex* and *Formica* products. It also exports customised wood panel products to a network of regular customers in Asia.

After successfully leading the rationalisation and integration of Australia's decorative surfaces and woodpanels industry, The Laminex Group is well positioned as the market leader, with strong earnings and a solid platform for growth.

Product segment	**Premium decorative surfaces**		**Trade woodpanels**		**Assorted products**	**Exports**
Products	High-pressure laminates (HPL)	Colour decorated woodpanels	White and raw medium density fibreboard	White and raw particleboard	Natural timber Veneer panels Cabinet doors Vanity units Componentry	Medium density fibreboard Particleboard
Uses	Kitchen and commercial benchtops Vertical cabinet linings Marine panels	Kitchen and bathroom cupboards Commercial furniture Commercial office and shop fittings	Cupboards Benches Furniture Substrate for decorative surfaces	Furniture Shelving Flooring Cabinetry Substrate for decorative surfaces	Residential and commercial applications	Furniture Fan blades Partitioning Other uses
FYO2 sales	18%	29%	9%	17%	13%	14%

BUSINESS STRATEGY

The Laminex Group is focused on increasing shareholder value through the continued development of the business to strengthen its position in Australia and New Zealand, and to expand its influence within the region. More specifically, the company is focused on:

- Consolidating its market leading position in premium decorative surfaces by continuing to invest in its key brands
- Continuing to invest in developing innovative products to maintain its leading position in the premium decorative surfaces market
- Continuing productivity programmes that focus on manufacturing and distribution efficiencies
- Extracting further cost savings from the integration of recently acquired businesses
- Exploring further growth and value adding opportunities in the export markets of Asia
- Investing in the development of its employees to maintain market leading levels of service and technical and product expertise

LEADING BRANDS

The Laminex Group has built a portfolio of strong brands over the past 50 years through continued investment in brand positioning, new product developments, and the acquisition of the *Formica* brand in Australia and New Zealand in August 1999 and the *Formex* brand in Australia in February 2001.

Each of The Laminex Group's key brands – *Laminex, Formica and Formex* – has been strategically positioned for targeted market segments, ensuring The Laminex Group maximises its market coverage. The strategic positioning of these brands has enabled The Laminex Group to expand its customer base and successfully introduce new products.

KEY PRODUCTS AND MARKET SHARES

Premium decorative surfaces

High pressure laminates (HPL):

The Laminex Group has approximately 65 percent of the Australian and New Zealand HPL markets through its key *Laminex, Formica* and *Formex* brands in Australia and the *Laminex* and *Formica* brands in New Zealand.

In Australia, the *Laminex* brand has increased its market share as a result of a substantial colour range update in April 2001. The *Formica* brand's market share has benefited from the growth in the new home market.

In New Zealand, the *Formica* brand leads the HPL market and the *Laminex* brand has quickly grown to have an approximate 6 percent share after being recently reintroduced into New Zealand.

Colour decorated woodpanels:

The Laminex Group holds approximately 80 percent of the decorated MDF market (including white MDF) and approximately 45 percent of the decorated particleboard market (including white particleboard) in Australia through its *Laminex*, *Formica* and *Formex* brands.

Trade woodpanels

The Laminex Group holds approximately 30 percent of both the Australian raw and white MDF market and the Australian raw and white particleboard market, principally through its key *Laminex* and *Formex* brands, with limited product sold under the *Formica* brand.

ASSOCIATED PRODUCTS

The Laminex Group produces, markets and distributes an extensive range of products complementary to its premium decorative surfaces and trade woodpanels ranges. Associated products include natural timber veneer, doors, bathroom furniture, the Azteque non-porous surface product, decorated HDF flooring, laminated edge strips, mouldings, accessories, timber products and hardware products.

PRODUCT DEVELOPMENT

The Laminex Group continues to grow its business through the development of new innovative products and technologies, and has a commitment to maintaining a leading edge in design. The Laminex Group regularly updates the colours and designs of its products and works closely with architects and trade customers to specify new products.

PRODUCTION

The Laminex Group is unique in Australia in its breadth of production capabilities, covering laminate and woodpanel production. The geographic spread of The Laminex Group's facilities provides operational flexibility through their ability to produce a range of products and brands.

Products are manufactured at seven sites in Australia and an HPL plant at Papakura, New Zealand. There are three plants in Victoria, one in Queensland, two in Western Australia and one in New South Wales.

The Laminex Group's main raw materials and input costs are plantation thinnings and sawmill residues, resin, paper, energy, freight and purchased particleboard. The company has two major wood supply contracts - a contract extending to 2014 with the Queensland Department of Primary Industries and a contract extending to 2025 with the state of Western Australia. These contracts are subject to periodic price increases or renegotiations. The Laminex Group also sources raw materials from other long-term relationship suppliers.

MARKET DIVERSIFICATION

The Laminex Group has a diverse customer base across a number of sectors, helping to smooth the effects of the Australian and New Zealand building industry cycles. The split of The Laminex Group's sales in FY02 is estimated at:

- Residential: 21 percent
- Renovations: 33 percent
- Commercial: 32 percent
- Exports: 14 percent

EXPORTS

The Laminex Group has implemented a strategy focused on being a long-term preferred supplier to its customers of woodpanel products into Asia. The major export markets for The Laminex Group include Korea, China and Taiwan. Other markets include Japan, Indonesia, Hong Kong, the Philippines and Vietnam.

JOINT VENTURES

Wespine

The Laminex Group has a 50 percent interest in a softwood sawmilling operation, Wespine Industries Pty Limited. The joint venture was established in 1992. The Laminex Group's partner in Wespine is Bunnings Wesfarmers Limited.

The Wespine sawmill is located near the Dardanup, Western Australia, production facility. Wespine's principal product is premium quality softwood timber that is dressed and stress graded. The principal markets for these products are the residential construction and furniture making sectors, as well as timber product wholesalers. Approximately 75 percent of Wespine's sales are in Western Australia. Wespine provides shavings and chip to The Laminex Group's Western Australian operations, providing an important, low-cost resource for woodpanels production.

DIWA

The Laminex Group has a 50 percent interest in a resin manufacturing joint venture, Dyno Industries (WA) Pty Limited, which was established in 1984. The Laminex Group's partner in DIWA is Dyno Industries AS of Norway. DIWA provides The Laminex Group's Western Australian operations with a reliable supply of synthetic resins for its production processes.

DIWA's plant is located near the Dardanup production facility and DIWA has an exclusive contract to supply resins to The Laminex Group's Western Australian MDF and particleboard production facilities.

SUMMARY FINANCIAL INFORMATION

The table below summarises The Laminex Group's historical financial performance.

	Actual			
	Years ended 30 June			
$ million	**1999**	**2000**	**2001**	**2002**
Sales Revenue	284.1	380.1	438.0	608.1
EBITDA before unusual items [(1)]	52.9	67.7	64.1	88.1
EBIT before unusual items [(1)]	36.7	50.3	40.3	57.6
Net profit before amortisation and unusual items after tax				

NOTES:

[(1)] EBIT includes, and consequently EBITDA excludes, amortisation relating to goodwill inherent in the carrying value of investments in associates. For statutory reporting purposes, this goodwill would be included in the net after tax earnings from associates and consequently be included in EBITDA. This amortisation totals $1.7 million for FY02 and $0.6 million for FY01.

The selected summary financial information outlined above reflects the impact of additional sales, earnings and synergies from the effective date of acquisition of the Formica business on 27 August 1999 and of Wesfi on 26 February 2001.